     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1995

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)



                                IDEX CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                  45167R-10-4
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages.
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                                 SCHEDULE 13G

CUSIP No. 45167R-10-4
- -------------------------------------------------------------------------------

 1.     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Persons

             IDEX ASSOCIATES, L.P.

- -------------------------------------------------------------------------------

 2.     Check the Appropriate Box if a Member of a Group                (a) /_/
                                                                        (b) /_/

- -------------------------------------------------------------------------------

 3.     SEC Use Only

- -------------------------------------------------------------------------------

 4.     Citizenship or Place of Organization

             DELAWARE

- -------------------------------------------------------------------------------

                5.    Sole Voting Power

                            1,959,466

             ------------------------------------------------------------------

                6.    Shared Voting Power
Number of
Shares                      -0-
Beneficially
Owned By     ------------------------------------------------------------------
Each
Reporting       7.    Sole Dispositive Power
Person
With                        1,959,466

             ------------------------------------------------------------------

                8.    Shared Dispositive Power

                            -0-

- -------------------------------------------------------------------------------

 9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             1,959,466

- -------------------------------------------------------------------------------

10.     Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares                                             /_/

- -------------------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9)

             10.3%

- -------------------------------------------------------------------------------

12.    Type of Reporting Person

             PN

- -------------------------------------------------------------------------------

                               Page 2 of 6 pages.

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          Pursuant to the recently adopted electronic filing requirements of the
Securities and Exchange Commission (the "Commission"), this document is a conforming electronic copy of the Schedule 13G filed with the Commission in paper format on February 14, 1995.

ITEM 1.

     (A)  NAME OF ISSUER:

               IDEX Corporation

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               630 Dundee Road, Suite 400
               Northbrook, Illinois 60062

ITEM 2.

     (A)  NAME OF PERSONS FILING:

               IDEX Associates, L.P.

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Kohlberg Kravis Roberts & Co.
               9 West 57th Street
               New York, New York 10019

     (C)  CITIZENSHIP:

               Delaware

     (D)  TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

     (E)  CUSIP NUMBER:

               45167R-10-4

ITEM 3.   Not applicable

ITEM 4.   OWNERSHIP

     (A)  AMOUNT BENEFICIALLY OWNED:

               1,959,466

                               Page 3 of 6 pages.

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     (B)  PERCENT OF CLASS:

                 10.3%

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)    Sole power to vote or direct the vote:

                      1,959,466

          (ii)   Shared power to vote or to direct the vote:

                      -0-

          (iii)  Sole power to dispose or to direct the disposition of:

                      1,959,466

          (iv)   Shared power to dispose or to direct the disposition of:

                      -0-

          The share ownership numbers contained in this Item 4 reflect a 3-for-2 stock split effected by IDEX Corporation in January 1995.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          KKR Associates, a New York limited partnership, is the record owner of 3,876,262 shares of common stock of IDEX Corporation (after giving effect to a 3-for-2 stock split effected by IDEX Corporation in January 1995) and is the sole general partner of IDEX Associates, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of IDEX Corporation common stock beneficially owned by IDEX Associates, L.P. IDEX Associates, L.P. is the record owner of 1,959,466 shares of common stock of IDEX Corporation (after giving effect to a 3-for-2 stock split effected by IDEX Corporation in January 1995). Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr., Michael T. Tokarz and, beginning as of January 1, 1995, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, and in such capacity may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership.

                               Page 4 of 6 pages.
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ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.

                               Page 5 of 6 pages.

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                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1995


                              IDEX ASSOCIATES, L.P.

                              By:   KKR ASSOCIATES
                              Its:  General Partner



                                    By: /s/ Michael W. Michelson
                                        ------------------------
                                        Name:  Michael W. Michelson
                                        Title:  General Partner

                               Page 6 of 6 pages.